SUPPLEMENT No. 1 DATED July 13, 2023 (To Offering dated November 17, 2022)	Rule 253(g)(2) File No. 024-12067

THUMZUP MEDIA CORPORATION

2,000,000 Shares of Common Stock, plus up to 400,000 shares issuable a Bonus Shares (the “Bonus Shares”)

This offering supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain Offering, dated November 17, 2022 (“Offering”), as amended, included in our exempt offering (File No. 024-12067) (“Offering”) which was deemed qualified by the Securities and Exchange Commission on January 9, 2023, of Thumzup Media Corporation (the “Company”). This Supplement is not complete without, and may not be delivered or used except in connection with, the original Offering.

The information attached to this Supplement modifies and supersedes, in part, the information in the Offering. Any information that is modified or superseded in the Offering shall not be deemed to constitute a part of the Offering, except as modified or superseded by this Supplement.

We may amend or supplement the Offering from time to time by filing amendments or supplements as required. You should read the entire Offering and any amendments or supplements carefully before you make an investment decision.

Investing in our Common Stock and Bonus Shares involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described on page 5 of the Offering under the caption “Risk Factors” and in the documents incorporated by reference into the Offering and in any amendments or supplements to the Offering.

FORWARD-LOOKING

STATEMENTS

You should carefully consider the risk factors set forth in the Offering, as well as the other information contained in this Supplement and the Offering. This Supplement and the Offering contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Offering identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this Supplement and the Offering.

REALLOCATION OF BONUS SHARES

The Company may issue up to 400,000 shares of Common Stock as Bonus Shares as provided for in the Offering. The Bonus Shares will be issued without any additional consideration received by the company. If we issue all Bonus Shares pursuant to the Offering, the effective cash price per share paid by investors in this offering would be $3.75.

Investor Perks

Pursuant to the Offering, as amended, the Company offered the following perks to subscribers:

●	Subscriptions of $10,000 - $49,999.99 will receive 5% more Shares of Common Stock for their subscription;

●	Subscriptions of $50,000 - $99,999.99 will receive 10% more Shares of Common Stock for their subscription;

●	Subscriptions of $100,000 - $249,999.99 will receive 15% more Shares of Common Stock for their subscription; and

●	Subscriptions of $250,000 or more will receive 20% more Shares of Common Stock for their subscription.

Pursuant to this Supplement, the Company is offering the following amended perks (“Amended Perks”) to subscribers:

●	Subscriptions of $10,000 - $49,999.99 will receive 5% more Shares of Common Stock for their subscription;

●	Subscriptions of $50,000 - $99,999.99 will receive 10% more Shares of Common Stock for their subscription;

●	Subscriptions of $100,000 - $249,999.99 will receive 15% more Shares of Common Stock for their subscription;

●	Subscriptions of $250,000 - $499,999.99 will receive 20% more Shares of Common Stock for their subscription;

●	Subscriptions of $500,000 - $999,999.99 will receive 25% more Shares of Common Stock for their subscription; and

●	Subscriptions of $1,000,000 or more will receive 30% more Shares of Common Stock for their subscription.

Notwithstanding the Amended Perks described in this Supplement, the investors are advised that the Bonus Shares are offered to subscribers strictly on a first-come first-serve basis. For avoidance of any doubt, no bonus shares will be offered to investors once the 400,000 maximum reserved shares have been issued to prior investors.

Offering Supplement No. 1

Dated July 13, 2023